November 20, 2012

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant Christine Allen, Staff Accountant Mark Brunhofer, Senior Staff Accountant

Re:	Charles River Laboratories International, Inc
Form 10-K for the fiscal year ended December 31, 2011
Filed on February 27, 2012
File No. 001-15943

Ladies and Gentlemen:

Charles River Laboratories International, Inc. (“CRL” or the “Company”), 251 Ballardvale Street, Wilmington, MA 01887, submits this letter in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 13, 2012 to Thomas F. Ackerman (the “Comment Letter”), related to the above referenced filing (the “Filing”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter and we have bolded the heading of our response thereto.

The Comment

Please explain to us why it is appropriate to recognize a benefit in continuing operations of $11,111,000 in the first quarter of 2011 related to your Phase I clinical services business classified as a discontinued operation in the fourth quarter of 2010.  Tell us whether you rely at least in part on the guidance in ASC 740-10-45-20 and ASC 740-20-45-4, and separately tell us why it was appropriate to record a full valuation allowance at December 31, 2010 for the deferred tax assets recognized in 2010 when you reversed it in the next quarter.  Please tell us what factors changed in the first quarter of 2011 causing you to reverse this valuation

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com allowance.  Explain why this tax loss would more-likely-than-not be benefitted as a worthless stock deduction in the first quarter of 2011 but not in the fourth quarter of 2010. Where appropriate, reference for us the authoritative literature you relied upon to support your accounting.

Response to the Comment

CRL decided to divest Charles River Laboratories Clinical Services NorthWest, Inc. (“CRL NW”) in the fourth quarter of 2010. Revenues had been declining since peaking in 2008 despite the best efforts of CRL management. Strategic buyers were contacted in the fourth quarter of 2010 and Indications of Interest (“IOI”) were requested from interested parties by November 15, 2010. By early December, several non-binding bids had been received by CRL.

During the fourth quarter of 2010, CRL recorded an impairment charge with respect to its Phase I clinical services business. The impairment reduced the carrying value for financial statement purposes of the investment of the Phase I clinical business to $1 million based on a third party non-binding offer received in late January to purchase the shares of the business, CRL NW. CRL also classified the operations of the Phase I clinical business to discontinued operations and the assets and liabilities as held for sale. In addition, in accordance with ASC 740-30-25-9 and ASC 740-30-25-10, CRL recorded a deferred tax asset for excess of the tax basis over the amount of the investment in CRL NW for financial reporting purposes as it was likely that this temporary difference would reverse in the foreseeable future.  The expected tax loss upon sale of the shares of CRL NW was determined to be capital in nature and a full valuation allowance was recorded because CRL determined that the deferred tax asset did not meet the more-likely-than-not standard for realization due to the lack of sufficient capital gains forecasted to be earned in future years.  Additionally during the fourth quarter of 2010, due to the existence of a third party offer in excess of a nominal amount, at such time it was not probable that the loss would qualify as a worthless stock deduction under Internal Revenue Code §165(g)(3), which would have changed the character of the loss from capital to ordinary for U.S. tax purposes.

Throughout the first quarter of 2011, sustained efforts were made by CRL to dispose of CRL NW.  CRL filed its 2010 10-K on February 23, 2011, at which point the Company still believed the loss was capital in nature. At such time, CRL had entered into serious negotiations with one third party who ultimately was the eventual purchaser.  The February results of CRL NW were reported in early March and showed a continued decline of working capital and no forecasted improvement. The downturn in CRL NW resulted in a significant reduction in the purchase price that the one remaining interested party was willing to pay for the shares of CRL NW.  In late March, the parties mutually agreed upon $1 in legal consideration, which was warranted to effectuate a valid disposition of CRL NW.

On March 28, 2011, the first day of the second quarter of 2011, CRL NW was disposed of to the third party in exchange for $1 of consideration.  During the first quarter of 2011, the Company recorded in discontinued operations an additional $1 million expense to impair the remaining

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com investment of the Phase I clinical business.  In addition, the Company concluded that the tax loss on the disposal of CRL NW should qualify as a worthless stock deduction under IRC §165(g)(3).  Qualifying as a worthless stock deduction changed the character of the loss on the investment from capital to ordinary in nature, and the loss became more-likely-than-not realizable as there was sufficient ordinary income projected from continuing operations.  Therefore, the valuation allowance recorded in the fourth quarter of 2010 related to the capital loss was no longer required and thus reversed in the first quarter of 2011.

In concluding that the benefit of the reversal of the valuation allowance should be recorded in income from continuing operations, the Company relied upon language from ASC-740-10-45-20, specifically the language stated below:

The effect of a change in the beginning-of-the-year balance of a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years ordinarily shall be included in income from continuing operations. The only exceptions are changes to valuation allowances of certain tax benefits that are adjusted within the measurement period as required by paragraph ASC 805-740-45-2 related to business combinations and the initial recognition (that is, by elimination of the valuation allowances) of tax benefits related to the items specified in paragraph 740-20-45-11(c) through (f).  The effect of other changes of a valuation allowance are allocated among continuing operations and items other than continuing operations as required by paragraphs 740-20-45-2 and 740-20-45-8.

Based upon the Company’s review of the guidance, the change in the valuation allowance due to the change in the determination that the loss qualified as an ordinary loss pursuant to the worthless stock rules should be recorded in continuing operations because it was a change in the beginning of the year balance of the valuation allowance that resulted from a change in judgment. As provided in ASC 740-10-45-20, there are several exceptions to this rule. The first exception is specified within ASC 805-740-45-2, which relates to acquisition accounting and the initial recognition of a valuation allowance. The remaining exceptions are specified in paragraph 740-20-45-11(c) through (f), stated below:

The tax effects of the following items occurring during the year shall be charged or credited directly to other comprehensive income or to related components of shareholders' equity:

c. An increase or decrease in contributed capital (for example, deductible expenditures reported as a reduction of the proceeds from issuing capital stock).

d. Expenses for employee stock options recognized differently for financial reporting and tax purposes as required by Subtopic 718-740. An employee stock ownership plan and a stock option plan are analogous. Both are compensatory arrangements and both sometimes result in tax deductions for amounts that are not presently recognized as compensation expense in the financial statements under existing generally accepted accounting principles (GAAP). The tax benefits of both are reported as a credit to shareholders' equity.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com

e. Dividends that are paid on unallocated shares held by an employee stock ownership plan and that are charged to retained earnings. This is different from a tax deduction received for the payment of dividends on allocated shares held by an employee stock ownership plan that represents, in substance, an exemption from taxation of an equivalent amount of earnings for which the tax benefit shall be recognized as a reduction of tax expense and shall not be allocated directly to shareholders' equity.

f. Deductible temporary differences and carryforwards that existed at the date of a quasi reorganization.

None of the above exceptions to the rule, applied to CRL’s facts.

The Company reviewed the language within ASC 740-20-45-2 through 8, and believes we are in accordance with the rules set forth therein. In addition, guidance provided in ASC 740-20-45-4 which requires a general allocation methodology for the effect of other changes in the balance of a valuation allowance to be allocated among continuing operations and items other than continuing operations was not applicable. The language provided in paragraph ASC 740-20-45-4 is stated below:

Paragraph 740-10-45-20 requires that changes in the beginning of the year balance of a valuation allowance caused by changes in judgment about the realization of deferred tax assets in future years are ordinarily allocated to continuing operations. That paragraph also identifies certain exceptions to that allocation guidance related to business combinations and the items specified in paragraph 740-20-45-11(c) through (f). The effect of other changes in the balance of a valuation allowance are allocated among continuing operations and items other than continuing operations using the general allocation methodology presented in this Section.

Furthermore, in connection with our response, as requested in the Comment Letter, the Company acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Staff should not hesitate to contact the undersigned directly at (781) 222-6103 with any questions or comments.

Very truly yours,

/s/ Thomas F. Ackerman

Thomas F. Ackerman
Corporate Executive Vice President and
Chief Financial Officer
Principal Accounting Officer

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com